Correspondence

jbrowne@duffordbrown.com

February 12, 2009

Via EDGAR

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street,
N.E. Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Gold Resource Corporation Form 10-K Filed April 14, 2008; File No. 333-129321

Dear Mr. Schwall:

On behalf of our client, Gold Resource Corporation (“Company”), we are writing in response to your letter dated December 23, 2008. The Company has filed today an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2007 (“Amendment”). The Amendment contains changes to the Company’s report on Form 10-K (“Report”) in response to the comments contained in the above-referenced letter. All changes to the Amendment have been marked to facilitate review by the staff.

The purpose of this letter is to describe the Company’s response to the comments of the staff. If a change was made in the Amendment in response to a comment, the letter describes where the change was made. If supplemental information was requested by a comment, that information is provided. If no change was deemed appropriate in response to a comment, the basis for that belief is stated.

Accordingly, the Company’s responses are as follows:

General

Comment No. 1

Comment complied with. The disclosure in the Report has been revised to include a separately identified sub-section of Management’s Discussion and Analysis of Financial Condition and Results of Operation to indicate that the Company has no off-balance sheet arrangements.

Liquidity and Capital Resources

Comment No. 2

Comment complied with. The disclosure in the Report has been expanded to include more detail regarding the anticipated time-frame for use of proceeds of the private placement and the types of anticipated expenditures.

H. Roger Schwall, Assistant Director
February 12, 2009

Report of Independent Registered Public Accounting Firm

Comment No. 3

In response to the first part of this comment, the Company has included a revised audit report from its independent registered public accounting firm. Please be advised that the financial statements from inception to December 31, 2007 have in fact been audited. Specifically, the early year financial statements were audited in accordance with GAAS, as was the requirement at the time. The later year financial statements have been audited in accordance with standards of the PCAOB, as is now required. Pursuant to the guidance contained in Release 34-49707, the auditor’s report has been revised.

With regard to the second part of the comment, the Company has complied with the request. The Company has included a revised audit report in the Amendment that references the balance sheet as of December 31, 2006.

Note 1 – Summary of Significant Accounting Policies

Comment No. 4

In response to the first portion of this comment, the Company has amended its disclosure in the Report to clarify that mineral rights are treated as tangible assets pursuant to EITF 04-2 and are subject to periodic evaluation for impairment under EITF 04-3 and SFAS 144.

The Company recorded mineral rights acquisition expenditures of $479,262 from inception to December 31, 2007 (no additional amounts were expended between December 31, 2007 and September 30, 2008). All of these expenditures are considered impaired. Because the relevant properties have either been abandoned or are in the exploration stage and the Company has neither proven nor probable reserves, the Company believes that it is appropriate to impair those items.

As supplemental information, the following table provides additional details about the components of acquisition costs that were incurred from inception to September 30, 2008:

Description	Incurred from inception to September 30, 2008

Advance Royalties	$280,581
Claim maintenance	57,545
Zimapan	141,136

Total	$479,262

The Zimapan Project was abandoned in 2003. Claim maintenance costs consist primarily of taxes and professional fees on the El Aguila Project. Advance royalties have been paid on the El Aguila project (in the amount of $260,000) and on the Solaga project (in the amount of $20,581). Both of the active properties for which advance royalties have been paid are in the exploration stage and neither has proven or probable reserves as defined in Industry Guide 7. Further, the Company is currently unable to attribute any additional value to the properties in the form of Value Beyond Proven or Probable Reserves. Accordingly, the Company does not believe it can support recoverability of capitalized lease acquisition costs under EITF 04-3 or SFAS No. 144.

H. Roger Schwall, Assistant Director
February 12, 2009

The Company has also revised the title of the related line item in the Statement of Operations from “Costs and Expenses – Property acquisition” to “Costs and Expenses – Other mineral property costs.”

In response to the second part of this comment, the Company has amended its disclosure in the Report to remove the statement that “the Company may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can be economically developed.” The Company’s review of this accounting policy during the first quarter of 2008 revealed that the statement regarding the capitalization of previously expensed costs was incorrect. The Company corrected its accounting policy, as reflected on its Form 10-Q for quarter ended March 31, 2008, whereby the Company deleted the incorrect sentence.

From inception to date, no previously expensed costs were recaptured and capitalized in subsequent periods.

Directors, Executive Officers and Corporate Governance

Comment No. 5

Comment complied with. Mr. Conrad’s biographical sketch has been revised to include the dates of service over at least the past five years.

Comment No. 6

Comment complied with. Mr. Reid’s biographical sketch has been revised to include the names of each business and the dates of service with those companies.

Summary Compensation Table and accompanying narrative disclosures

Comment No. 7

Comment complied with. The disclosure has been revised to include additional details regarding the bonuses received by the executive officers consistent with the requirements of Item 402(b)(2) of Regulation S-K.

Comment No. 8

Comment complied with. The disclosure has been revised to explain the key provisions of the stock and stock option awards and to reflect that Mr. Conrad received an unrestricted stock award. Additionally, the disclosure has been revised to indicate how many stock options were outstanding for Mr. Conrad at December 31, 2007.

With respect to the stock option awards outstanding as of fiscal year end 2007 for Messrs. William and David Reid, there are no amounts listed in the summary compensation table related to these items because under FAS 123R, no dollar amounts were recognized for financial statement reporting purposes with respect to these awards during 2007 or 2006. The options outstanding at the end of 2007 were awarded to these individuals during the 2003 and 2004 fiscal years and each respective award immediately vested during those periods. Thus, the Company believes that zero is the amount properly reported in the summary compensation table for 2007 and 2006 for these awards, based on the language of Item 402(c)(1)(vi) of Regulation S-K.

H. Roger Schwall, Assistant Director
February 12, 2009

There are no amounts included in the director compensation table for the restricted stock and stock option awards granted to Mr. Bill Conrad in 2006 because under FAS 123R, no dollar amounts were recognized for financial statement reporting purposes with respect to these awards during 2007. The stock options awarded and stock granted during 2006 vested immediately and the stock grant was subject to no other types of restrictions. Thus, the Company believes that zero is the amount properly reported in the director compensation table for 2007 for these awards, based on the language of Item 402(k)(2)(iii) of Regulation S-K.

Exhibits 31.1 and 31.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Comment No. 9

Comment complied with. The Company has revised its certifications as requested and included them as Exhibits 31.1 and 31.2 to the Amendment. The Company’s future filings will also reflect the revised language in its certifications.

Form 10-Q for the interim period ended September 30, 2008

Liquidity and Capital Resources

Comment No. 10

The following table itemizes the expenditures that were capitalized during the nine months ended September 30, 2008:

Mill equipment in process
(See additional detail presented below)		$3,790,759

Mining equipment
D7 Dozer	504,268
Trimble M3	8,278
Concrete mixer and pump	2,577
Topographic equipment	1,312

	516,435	516,435

Transportation equipment
Six trucks / SUVs	148,245
Containers	17,081

	165,326	165,326

Office furniture and equipment, including computers		26,355

Total		$4,498,875

H. Roger Schwall, Assistant Director
February 12, 2009

As shown in the table above, the Company’s 2008 expenditures for certain items of mining equipment such as the dozer and vehicles, and office furniture and equipment, were determined to be general purpose assets, and have been capitalized and are currently being depreciated over the respective estimated useful lives. The mill equipment in process is destined for the El Aguila mill, which is a specific project without proven or probable reserves.

As of September 30, 2008, the Company was in the process of obtaining this mill equipment, much of which is being fabricated in the United States on its behalf. Completed mill equipment has been, or will be, staged near the Mexico border for shipment to the mill site. As the equipment has not been placed in service, no depreciation was recorded. A list of the equipment is presented below, along with a quantification of amounts expended from project inception to September 30, 2008:

Category	Expended to September 30, 2008

Ball Mills	514,801
Crushing, Screw Feeders, Screens	1,184,022
Electrical Generation	185,000
Flotation Cells, Sump	574,163
Tanks	708,478
Mixing, Pumps, Filters	672,106
Other	106,484

Total	$3,945,054

(Note: Amounts expended to September 30, 2008 include $154,295 expended prior to December 31, 2007.)

The Company’s evaluation of this equipment, as of September 30, 2008, is that its net realizable value was not less than its carrying value. All of this equipment is either new or substantially refurbished, is crated for shipment, and is easily saleable to a third party should the Company decide to abandon the El Aguila project. Accordingly, the Company believed it could recover the amounts capitalized.

Based on the foregoing responses to the staff’s comments, the Company believes that the Amendment is complete and accurate in all material respects. The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

H. Roger Schwall, Assistant Director
February 12, 2009

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Jessica M. Browne
Jessica M. Browne

cc:	Gold Resource Corporation W. Edward Schenkein David Babiarz, Esq.